                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF                    JUNE                     , 2003
                ---------------------------------------------    --


           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                             PERUSAHAAN PERSEROAN (PERSERO)
                                             PT TELEKOMUNIKASI INDONESIA
                                             -----------------------------------
                                                        (REGISTRANT)



DATE        JUNE 26TH, 2003               BY /s/ Rochiman Sukarno
    --------------------------------         -----------------------------------
                                                         (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION UNIT
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                                  PRESS RELEASE
                            No.TEL.290/PR000/UHI/2003

                     TELKOM APPOINTS PwC AS THE AUDITOR FOR
                            THE 20-F FILING FOR 2002

BANDUNG, JUNE 26, 2003 - Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. ("TELKOM") is pleased to announce that, in its continuing commitment to bring its Annual Report on Form 20-F into full compliance with United States Securities and Exchange Commission ("U.S. SEC") requirements, KAP Drs. Hadi Sutanto & Rekan, PriceWaterhouseCoopers ("PwC") has today accepted appointment as TELKOM's auditor for the audit of its 2002 consolidated financial statements for the purposes of TELKOM's Annual Report on Form 20-F to be filed with the U.S. SEC. The appointment is subject to finalization of the terms of engagement.

TELKOM President Director, Kristiono said "TELKOM looks forward to PwC starting work in the next few days with a view to completing an audit of TELKOM which complies with U.S. SEC requirements."

PwC will replace KAP Eddy Pianto - Grant Thornton ("KAP Eddy Pianto") as TELKOM's auditor for the purposes of its U.S. SEC filings. TELKOM's board of commissioners unanimously approved PwC's appointment. As noted in TELKOM's press release of June 11, 2003, KAP Eddy Pianto failed to meet the U.S. SEC's qualification standards for audit firms.

While it is difficult to predict the time period required for the audit, TELKOM currently expects the audit to take approximately 2 to 3 months to complete. During the period of the audit and up to the time TELKOM files its amended Form 20-F, TELKOM intends to remain in close contact with the U.S. SEC and the NYSE and all relevant Indonesian and international capital markets regulators and exchanges.

In addition, on June 5, 2003, TELKOM appointed New York law firm Skadden, Arps, Slate, Meagher & Flom LLP to assist in dealing with the U.S. SEC and related issues.






WOERYANTO SOERADJI
Corporate Secretary

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP    : 62-21-5215109
FAX     : 62-21-5220500
E-MAIL  : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID